EXHIBIT 12.3

PACCAR AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS
(Millions of Dollars)

	Six Months Ended June 30	
	2002	**2001**
	(Unaudited)	
FIXED CHARGES		
Interest expense -		
PACCAR and subsidiaries (1)	$ 85.4	$ 115.4
Portion of rentals deemed interest	6.8	6.6
TOTAL FIXED CHARGES	$ 92.2	$ 122.0
EARNINGS		
Income before taxes -		
PACCAR and subsidiaries	$ 184.0	$ 122.7
Fixed charges	92.2	122.0
EARNINGS AS DEFINED	$ 276.2	$ 244.7
RATIO OF EARNINGS TO FIXED CHARGES	3.00x	2.01x

(1) Exclusive of interest, if any, paid to PACCAR.